Pricing Supplement No. 13 dated April 24, 2006.
(To Prospectus dated April 12, 2006 and Prospectus
Supplement dated April 12, 2006)
This Pricing Supplement consists of 2 pages.


Hartford Life Insurance Company
Depositor

Fixed Rate IncomeNotes^{sm} (that are also asset-backed securities)
Issued through and Obligations of

Hartford Life Global Funding Trust 2006-049
(Issuing Entity)

6.00% Callable Notes due May 15, 2021


The description in this pricing supplement of the particular terms of the 6.00% IncomeNotes^{sm} (that are also asset-backed securities) offered hereby and the Funding Agreement sold by Hartford Life Insurance Company to the Trust specified herein supplements the description of the general terms and provisions of the notes and the funding agreements set forth in the accompanying prospectus and prospectus supplement, to which reference is hereby made.


PROVISIONS RELATING TO THE NOTES


Interest Rate:	6.00%	Trade Date:	May 1, 2006
Price to Public:	100%	Issuance Date:	May 4, 2006
Agent's Discount:	2.00%	Stated Maturity Date:	May 15, 2021
CUSIP Number:	41659FJX3	Initial Interest Payment Date:	November 15, 2006
Day Count Convention:	30/360	Interest Payment Frequency:	Semi-Annually

Regular Record Dates: 15 days prior to any Interest Payment Date.

Optional Redemption: Yes [X] No [ ]
Optional Redemption Date: May 15, 2009
   or any Interest Payment Date thereafter.
   Initial Redemption Percentage: 100%
   Annual Percentage Reduction: N/A
   Redemption may be: [X] In whole only.
                [ ] In whole or in part.
Securities Exchange Listing: None.

The Survivor's Option [X] is [ ] is not available
   Annual Put Limitation: $1 million or 1%
   Individual Put Limitation: $250,000
   Trust Put Limitation: N/A

Authorized Denominations: $1,000 integral amounts.

Other Provisions Relating to the Notes: None.

Special Tax Considerations: None.

Agents :   Bear, Stearns & Co. Inc.; A.G. Edwards & Sons, Inc.; Banc of America Securities LLC; Charles Schwab & Co., Inc.; Citigroup; Fidelity Capital Markets Services, a division of National Financial Services, LLC; Merrill Lynch & Co.; Morgan Stanley; Piper Jaffray & Co.; Raymond James; RBC Dain Rauscher, Inc.; Scott & Stringfellow, Inc.; UBS Financial Services, Inc.; Wachovia Securities

INFORMATION RELATING TO THE FUNDING AGREEMENT

Funding Agreement Provider: Hartford Life Insurance Company

Interest Rate:	6.00%	Effective Date:	May 4, 2006
Funding Agreement:	FA-406049	Stated Maturity Date:	May 15, 2021
Day Count Convention:	30/360	Initial Interest Payment Date: November 15, 2006	
Special Tax Considerations: None.		Interest Payment Frequency: Semi-Annually	

Optional Redemption: Yes [X] No [ ]
Optional Redemption Date: May 15, 2009
    or any Interest Payment Date thereafter.
    Initial Redemption Percentage: 100%
    Annual Percentage Reduction: N/A
    Redemption may be: [X] In whole only.
                         [ ] In whole or in part.

Survivor Option: Under the Funding Agreement, Hartford Life Insurance Company [X] is [ ] is not required to provide the Trust with amounts it needs to honor valid exercises of the Survivor's Option.

Other Provisions Relating to the Funding Agreement: None.

Note: The Opinion regarding the enforceability of the Funding Agreement and the related Consent of Counsel for Hartford Life Insurance Company is given by John F. Kennedy, Associate Counsel.

INFORMATION PERTAINING TO THE RATINGS OF THE NOTES AND THE FUNDING AGREEMENT

It is anticipated that, as of May 4, 2006, the Notes will be rated by the indicated rating agencies as follows:

>   Standard & Poor's: AA-   Moody's: Aa3
>   A.M. Best: aa-   Fitch: AA

The Moody's rating also extends to the Program under which the Notes are issued.

It is anticipated that, as of May 4, 2006, the Funding Agreement will be rated by the indicated rating agencies as follows:

>   Standard & Poor's: AA-   Moody's: Aa3
>   A.M. Best: aa-   Fitch: AA